SECURI

20008531

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Securities and Exchange Commission
Trading and Markets

FEB 27 2020

RECEIVED

SEC FILE NUMBER
8-18435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feltl and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10900 Wayzata Blvd., Suite 200
(No. and Street)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A Rigazio — 952-893-8607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli, LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd	Saint Paul	MN	55042
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 27 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David A Rigazio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feltl and Company, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA JEAN LUSSIER
Notary Public-Minnesota
My Commission Expires Jan 31, 2025

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Feltl and Company, Inc

Minnetonka, Minnesota

Financial Statements and Additional Information

Year Ended December 31, 2019 and 2018

WIPFLi

Report of Independent Registered Public Accounting Firm

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Feltl and Company, Inc. as of December 31, 2019 and 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Feltl and Company, Inc. as of December 31, 2019, and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Feltl and Company, Inc.'s management. Our responsibility is to express an opinion on Feltl and Company, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Feltl and Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Feltl and Company, Inc.'s financial statements. The supplemental information is the responsibility of Feltl and Company, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as Feltl and Company, Inc.'s auditor since 2004.
St. Paul, Minnesota
February 24, 2020

Feltl and Company, Inc

Balance Sheets
December 31, 2019 and 2018

Assets	2019	2018
Cash and cash equivalents	$ 1,614,045	$ 1,160,598
Broker loans receivable, net	1,508,919	2,011,889
Securities owned, at market	717,901	1,646,625
Receivables from brokers, dealers and others	186,654	349,985
Right of use asset, operating leases	185,848	-
Fixed assets, net	6,987	40,813
Prepaid expenses and other assets	61,777	70,290
TOTAL ASSETS	$ 4,282,131	$ 5,280,200
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued employee compensation and benefits	$ 156,649	$ 214,680
Accounts payable	4,499	104,746
Operating lease liability	185,848	-
Accrued expenses and other liabilities	3,428	81,163
Total liabilities	350,424	400,589
Stockholders' equity		
Common stock – Par value $1.00 per share		
Authorized – 1,000 shares		
Issued and outstanding – 528 shares	528	528
Additional paid-in capital	2,613,177	2,613,177
Retained earnings	1,318,002	2,265,906
Total stockholders' equity	3,931,707	4,897,611
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,282,131	$ 5,280,200

See accompanying notes to financial statements.

Feltl and Company, Inc

Statement of Operations
Years Ended December 31, 2019 and 2018

		2019		2018
Revenues:				
Commissions	$	4,264,727	$	6,632,829
Investment banking commissions		263,899		93,990
Firm trading profit (loss)		85,255		57,665
Interest		337,381		408,551
Corporate finance fees		-		28,197
Other		270,124		441,836
Total revenue		5,221,386		7,663,068
Expenses:				
Employee compensation and benefits		4,129,053		5,551,543
Communications		368,296		415,723
Occupancy and depreciation		535,345		558,314
Legal and professional fees		388,754		418,354
Trade processing		200,559		356,223
Regulatory fees and assessments		55,604		101,914
Provision for uncollectible broker notes		95,000		296,176
Other		396,679		606,505
Total expenses		6,169,290		8,304,752
Net loss	$	(947,904)	$	(641,684)

See accompanying notes to financial statements.

Feltl and Company, Inc

Statement of Stockholders' Equity
Years Ended December 31, 2019 and 2018

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2018	528	$ 528	$ 2,613,177	$ 2,907,590	$ 5,521,295
Net loss	-	- -	-	(641,684)	(641,684)
Balance at December 31, 2018	528	528	2,613,177	2,265,906	4,879,611
Net loss	-	-	-	(947,904)	(947,904)
Balance at December 31, 2019	528	$ 528	$ 2,613,177	$ 1,318,002	$ 3,931,707

See accompanying notes to financial statements.

Feltl and Company, Inc

Statement of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Increase (decrease) in cash equivalents		
Cash flows from operating activities		
Net loss	$ (947,904)	(641,684)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	33,826	54,785
Provision for uncollectible broker loans	95,000	296,176
Amortization of broker loans receivable	264,814	366,008
Changes in operating assets and liabilities:		
Securities owned, at market	928,724	(1,332,908)
Receivables from brokers, dealers and others	163,331	51,338
Prepaid expenses and other assets	8,513	(9,126)
Accrued employee compensation and benefits	(58,031)	(104,742)
Accounts payable	(100,247)	82,182
Accrued expenses and other liabilities	(77,735)	(89,913)
Total adjustments	1,258,195	(686,200)
Net cash from operating activities	310,291	(1,327,884)
Cash flows from investing activities:		
Purchases of furniture and fixtures	-	(15,446)
Payments received on broker loans	333,156	200,154
Issuance of broker loans	(190,000)	(65,000)
Net cash from investing activities	143,156	119,708
Net increase (decrease) in cash and cash equivalents	453,447	(1,208,176)
Cash and cash equivalents at beginning of year	1,160,598	2,368,774
Cash and cash equivalents at end of year	$ 1,614,045	$ 1,160,598
Noncash investing and financing		
Right of use asset obtained in exchange for new operating lease liability	$ 487,952	$ -

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activities

Feltl and Company, Inc (the "Company") is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a minimum balance of $150,000 in cash and securities accounts with the clearing broker to collateralize certain transactions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificates of deposit. The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the Company's trading profit. Securities owned include U.S. equity securities, certificates of deposit with original maturities greater than three months, and debt securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes commission revenue and related expenses on trade date. Revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date.

The Company's Retail Registered Representatives ("RRRs") are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRRs. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Commissions and fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products, and mortgage-backed securities are included in commissions on the statement of operations. Commissions for private placements are included in corporate finance fees, not gross commissions, and are paid at a lower rate plus an allocated amount for warrants, when available.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Leases

The Company is a lessee in multiple noncancelable operating leases. If the contract provides the Company the right to substantially all of the economic benefit and the right to direct the use of the identified assets, it is considered to be or contain a lease. Right-of-use ("ROU") assets and lease liabilities are recognized at lease commencement date based on the present value of the future lease payments over the expected lease term. The ROU asset also includes any lease payments made, lease incentive, and initial direct costs incurred.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. Increases (decreases) to variable lease payments due to subsequent changes in an index or rate are recorded as variable lease cost (income) in the future in which they are incurred.

Feltl and Company, Inc

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income and tax credits. The Company regularly assesses the outcome of uncertain tax positions, if any, and would accrue for potential tax liabilities, if applicable.

Income tax returns for the years 2018, 2017, and 2016 remain open for examination by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2019.

Fixed Assets

Depreciation on furniture and equipment is provided using the double declining balance method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are depreciated on the straight-line method over the term of the lease, or the estimates useful lives of the assets, whichever is shorter.

Broker Loans Receivable

Included in broker loans receivable are forgivable loans made to investment executives and other revenue producing brokers, typically in connection with recruitment. Such forgivable loans are amortized as a compensation expense over the life of the note, generally two to nine years, using the straight-line method. Management assesses the likelihood of whether or not any loan would be repaid if a broker leaves the firm, and an allowance for the uncollectable portion is made if deemed necessary. As of December 31, 2019 and 2018, broker loans receivable is net of an allowance for uncollectible loans of $839,627 and $1,025,000, respectively.

Note 1 Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the balance sheets at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). ASU 2016-02 is intended to improve financial reporting of leasing transactions by requiring organizations that lease assets to recognize assets and liabilities for the rights and obligations created by leases on the balance sheet. This accounting update also required additional disclosures surrounding the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted this guidance for the year ended December 31, 2019 with modified retrospective application to January 1, 2019 through a cumulative-effect adjustment. The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating leases as operating leases and capital leases as finance leases under the new guidance without reassessing (a) whether the contracts contained a lease under Topic 842, (b) whether the classification of leases would be different in accordance with ASC Topic 842, or (c) whether any unamortized initial direct costs before transition adjustments (as of December 31, 2018) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. Similarly, the Company did not reassess service contracts evaluated for lease treatment under ASC 840 or embedded leases under ASC 842.

As a result of the adoption of the new lease accounting guidance, the Company recognized the following ROU assets and lease liabilities as of January 1, 2019:

ROU Assets – Operating Leases	$487,952
Lease Obligation – Operating Leases	487,952

This standard did not have a material impact on the Company's equity or cash flows from operations and had an immaterial impact on the Company's operating results. The most significant impact was the recognition of the ROU assets and lease obligations for operating leases.

Note 1 Summary of Significant Accounting Policies

Subsequent Events

Subsequent events have been evaluated through February 24, 2020, which is the date the financial statements were available to be issued.

Note 2 Receivables from Brokers, Dealers and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

Note 3 Financial Instruments With Off-Balance Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event that a counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

The Company at times sells securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. Securities sold, not yet purchased, were $0 at December 31, 2019 and 2018.

Note 4 Concentration of Credit Risk

In the normal course of business, the Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. At times, the balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limits of $250,000. At December 31, 2019 and 2018, the Company exceeded the insured limits by approximately $177,000 and $35,000 respectively.

Note 5 Fixed Assets

Fixed assets consist of the following:

	2019	2018
Leasehold improvements	$ -	$ 22,763
Office equipment, furniture and fixtures	425,674	451,111
Computer equipment and software	244,773	244,773
Total	670,447	718,647
Accumulated depreciation	(663,460)	(677,834)
Net fixed assets	$ 6,987	$ 40,813

Depreciation of fixed assets charged to expense totaled $33,286 during 2019 and $54,785 during 2018.

Note 6 Leases

The Company leases office space and various items of equipment under noncancelable operating leases. One lease entered into includes one option to renew. The renewal terms can extend the lease term an additional three years. The exercise of lease renewal options is at the Company's sole discretion.

The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Feltl and Company, Inc

Notes to Financial Statements

Note 6 Leases (continued)

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

Cash Paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	252,266
Weighted-average remaining lease term – operating leases	1 yr
Weighted-average discount rate – operating leases	5.00%

Maturities of lease liabilities are as follows as of December 31, 2019:

2020	$ 185,848
Total	$ 185,848

Note 7 Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was approximately $35,000 and $38,000 for 2019 and 2018, respectively.

Note 8 Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2019, the Company had regulatory capital of $2,339,173 which was $2,089,173 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1.

Note 9 Commitment and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceedings or litigation has an element of uncertainty, management of the Company believes that as of December 31, 2019, the outcome of any pending or threatened litigation will not have a material impact on the Company's financial condition or results or operations.

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held by the clearing broker. At December 31, 2019 and 2018, there were no customer margin credit lines that were in default.

The Company engages in underwriting activities and enters into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2019 and 2018, there were no outstanding firm commitments with customers.

Note 10 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring basis, as well as the classifications of the assets within the fair value hierarchy.

Securities owned – Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

		Recurring Fair Value Measurements Using		
	Assets Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2019				
Securities Owned:				
Equity securities	$ -	$ -	$ -	$ -
Certificates of deposit	500,063	-	500,063	-
Debt securities	217,838	-	217,838	-
Assets – Securities owned	$ 717,901	$ -	$ 717,901	$ -
2018				
Securities Owned:				
Equity securities	$ 236	$ 236	$ -	$ -
Certificates of deposit	624,129	-	624,129	-
Debt securities	1,022,260	-	1,022,260	-
Assets – Securities owned	$ 1,646,625	$ 236	$ 1,646,389	$ -

Note 11 Related-Party Transactions

The Company earns a management fee from a related party, Feltl Advisors, LLC. Fees are earned in exchange for providing office space and back office support. During 2019 and 2018, the Company recognized $202,076 and $296,779 in management fees, respectively, which are recorded in other revenue. From time to time, the Company may enter into subordinated borrowing with related parties. These transactions are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the net capital requirements, they may not be repaid. At December 31, 2019 and 2018, there were no subordinated borrowings outstanding. The Company's primary banking relationship and one cash account is maintained with a related party, a bank, which is under common ownership as the Company.

Note 12 Supplemental Cash Flow Information

Cash paid for interest was $3,254 in 2019 and $4,192 in 2018.

Note 13 Self-Funded Insurance

The Company insures its employees under a self-funded health care plan that provides medical benefits to employees and their dependents. This health care cost is expensed throughout the year based on estimated claims. The health care expense is based on actual claims paid, reinsurance premiums, administration fees, and unpaid claims at year-end. The Company has reinsurance to cover catastrophic individual claims over $40,000 and aggregate claims exceeding $74,572. Total health and dental care expense for 2019 and 2018 was $96,438 and $84,728, respectively.

Feltl and Company, Inc

ADDITIONAL INFORMATION

Feltl and Company, Inc

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Net capital:		
Total stockholders' equity	$	3,931,707
Deductions and/or charges:		
Nonallowable assets:		
Broker loans receivable, net		1,508,919
Prepaid expenses and other assets		61,777
Fixed assets, net		6,987
Total nonallowable assets		1,577,683
Net capital before haircuts on securities positions		2,354,027
Haircuts on securities		14,851
Net capital	$	2,339,173
Aggregate indebtedness:		
Items included in balance sheet:		
Liabilities	$	350,424
Less: operating lease liability		(185,848)
Total aggregate indebtedness	$	164,576
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	10,977
Minimum dollar requirement		250,000
Net capital requirement	$	250,000
Excess Net Capital	$	2,089,173
Ratio: Aggregate indebtedness to net capital		0.07

There was no material difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019, Part IIA FOCUS filed in January 2020.

WIPFLi

Report of Independent Registered Public Accounting Firm

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Feltl and Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Feltl and Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k): (2)(ii) (exemption provisions) and (2) Feltl and Company, Inc. stated that Feltl and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Feltl and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Feltl and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 24, 2020

Feltl & Company's Exemption Report

Feltl & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Feltl & Company

I, David Rigazio, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CFO

February 24, 2020

WIPFLi

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Feltl and Company, Inc and the SIPC, solely to assist you and SIPC in evaluating Feltl and Company, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Feltl and Company, Inc's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Feltl and Company, Inc., noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from Feltl and Company, Inc.'s supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Feltl and Company, Inc's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Feltl and Company, Inc and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 24, 2020

Feltl and Company, Inc

Minnetonka, Minnesota

Financial Statements and Additional Information

Year Ended December 31, 2019 and 2018

WIPFLi

Report of Independent Registered Public Accounting Firm

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Feltl and Company, Inc. as of December 31, 2019 and 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Feltl and Company, Inc. as of December 31, 2019, and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Feltl and Company, Inc.'s management. Our responsibility is to express an opinion on Feltl and Company, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Feltl and Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Feltl and Company, Inc.'s financial statements. The supplemental information is the responsibility of Feltl and Company, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as Feltl and Company, Inc.'s auditor since 2004.
St. Paul, Minnesota
February 24, 2020

Feltl and Company, Inc

Balance Sheets
December 31, 2019 and 2018

Assets	2019	2018
Cash and cash equivalents	$ 1,614,045	$ 1,160,598
Broker loans receivable, net	1,508,919	2,011,889
Securities owned, at market	717,901	1,646,625
Receivables from brokers, dealers and others	186,654	349,985
Right of use asset, operating leases	185,848	-
Fixed assets, net	6,987	40,813
Prepaid expenses and other assets	61,777	70,290
TOTAL ASSETS	$ 4,282,131	$ 5,280,200
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued employee compensation and benefits	$ 156,649	$ 214,680
Accounts payable	4,499	104,746
Operating lease liability	185,848	-
Accrued expenses and other liabilities	3,428	81,163
Total liabilities	350,424	400,589
Stockholders' equity		
Common stock – Par value $1.00 per share		
Authorized – 1,000 shares		
Issued and outstanding – 528 shares	528	528
Additional paid-in capital	2,613,177	2,613,177
Retained earnings	1,318,002	2,265,906
Total stockholders' equity	3,931,707	4,897,611
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,282,131	$ 5,280,200

See accompanying notes to financial statements.

Feltl and Company, Inc

Statement of Operations
Years Ended December 31, 2019 and 2018

	2019	2018
Revenues:		
Commissions	$ 4,264,727	$ 6,632,829
Investment banking commissions	263,899	93,990
Firm trading profit (loss)	85,255	57,665
Interest	337,381	408,551
Corporate finance fees	-	28,197
Other	270,124	441,836
Total revenue	5,221,386	7,663,068
Expenses:		
Employee compensation and benefits	4,129,053	5,551,543
Communications	368,296	415,723
Occupancy and depreciation	535,345	558,314
Legal and professional fees	388,754	418,354
Trade processing	200,559	356,223
Regulatory fees and assessments	55,604	101,914
Provision for uncollectible broker notes	95,000	296,176
Other	396,679	606,505
Total expenses	6,169,290	8,304,752
Net loss	$ (947,904)	$ (641,684)

See accompanying notes to financial statements.

Feltl and Company, Inc

Statement of Stockholders' Equity
Years Ended December 31, 2019 and 2018

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2018	528	$ 528	$ 2,613,177	$ 2,907,590	$ 5,521,295
Net loss	-	- -	-	(641,684)	(641,684)
Balance at December 31, 2018	528	528	2,613,177	2,265,906	4,879,611
Net loss	-	-	-	(947,904)	(947,904)
Balance at December 31, 2019	528	$ 528	$ 2,613,177	$ 1,318,002	$ 3,931,707

See accompanying notes to financial statements.

Feltl and Company, Inc

Statement of Cash Flows
Years Ended December 31, 2019 and 2018

		2019		2018
Increase (decrease) in cash equivalents				
Cash flows from operating activities				
Net loss	$	(947,904)		(641,684)
Adjustments to reconcile net loss to net cash from operating activities:				
Depreciation		33,826		54,785
Provision for uncollectible broker loans		95,000		296,176
Amortization of broker loans receivable		264,814		366,008
Changes in operating assets and liabilities:				
Securities owned, at market		928,724		(1,332,908)
Receivables from brokers, dealers and others		163,331		51,338
Prepaid expenses and other assets		8,513		(9,126)
Accrued employee compensation and benefits		(58,031)		(104,742)
Accounts payable		(100,247)		82,182
Accrued expenses and other liabilities		(77,735)		(89,913)
Total adjustments		1,258,195		(686,200)
Net cash from operating activities		310,291		(1,327,884)
Cash flows from investing activities:				
Purchases of furniture and fixtures		-		(15,446)
Payments received on broker loans		333,156		200,154
Issuance of broker loans		(190,000)		(65,000)
Net cash from investing activities		143,156		119,708
Net increase (decrease) in cash and cash equivalents		453,447		(1,208,176)
Cash and cash equivalents at beginning of year		1,160,598		2,368,774
Cash and cash equivalents at end of year	$	1,614,045	$	1,160,598
Noncash investing and financing				
Right of use asset obtained in exchange for new operating lease liability	$	487,952	$	-

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activities

Feltl and Company, Inc (the "Company") is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a minimum balance of $150,000 in cash and securities accounts with the clearing broker to collateralize certain transactions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificates of deposit. The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the Company's trading profit. Securities owned include U.S. equity securities, certificates of deposit with original maturities greater than three months, and debt securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes commission revenue and related expenses on trade date. Revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date.

The Company's Retail Registered Representatives ("RRRs") are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRRs. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Commissions and fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products, and mortgage-backed securities are included in commissions on the statement of operations. Commissions for private placements are included in corporate finance fees, not gross commissions, and are paid at a lower rate plus an allocated amount for warrants, when available.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Leases

The Company is a lessee in multiple noncancelable operating leases. If the contract provides the Company the right to substantially all of the economic benefit and the right to direct the use of the identified assets, it is considered to be or contain a lease. Right-of-use ("ROU") assets and lease liabilities are recognized at lease commencement date based on the present value of the future lease payments over the expected lease term. The ROU asset also includes any lease payments made, lease incentive, and initial direct costs incurred.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. Increases (decreases) to variable lease payments due to subsequent changes in an index or rate are recorded as variable lease cost (income) in the future in which they are incurred.

Note 1 Summary of Significant Accounting Policies

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income and tax credits. The Company regularly assesses the outcome of uncertain tax positions, if any, and would accrue for potential tax liabilities, if applicable.

Income tax returns for the years 2018, 2017, and 2016 remain open for examination by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2019.

Fixed Assets

Depreciation on furniture and equipment is provided using the double declining balance method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are depreciated on the straight-line method over the term of the lease, or the estimates useful lives of the assets, whichever is shorter.

Broker Loans Receivable

Included in broker loans receivable are forgivable loans made to investment executives and other revenue producing brokers, typically in connection with recruitment. Such forgivable loans are amortized as a compensation expense over the life of the note, generally two to nine years, using the straight-line method. Management assesses the likelihood of whether or not any loan would be repaid if a broker leaves the firm, and an allowance for the uncollectable portion is made if deemed necessary. As of December 31, 2019 and 2018, broker loans receivable is net of an allowance for uncollectible loans of $839,627 and $1,025,000, respectively.

Note 1 Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the balance sheets at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). ASU 2016-02 is intended to improve financial reporting of leasing transactions by requiring organizations that lease assets to recognize assets and liabilities for the rights and obligations created by leases on the balance sheet. This accounting update also required additional disclosures surrounding the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted this guidance for the year ended December 31, 2019 with modified retrospective application to January 1, 2019 through a cumulative-effect adjustment. The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating leases as operating leases and capital leases as finance leases under the new guidance without reassessing (a) whether the contracts contained a lease under Topic 842, (b) whether the classification of leases would be different in accordance with ASC Topic 842, or (c) whether any unamortized initial direct costs before transition adjustments (as of December 31, 2018) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. Similarly, the Company did not reassess service contracts evaluated for lease treatment under ASC 840 or embedded leases under ASC 842.

As a result of the adoption of the new lease accounting guidance, the Company recognized the following ROU assets and lease liabilities as of January 1, 2019:

ROU Assets – Operating Leases	$487,952
Lease Obligation – Operating Leases	487,952

This standard did not have a material impact on the Company's equity or cash flows from operations and had an immaterial impact on the Company's operating results. The most significant impact was the recognition of the ROU assets and lease obligations for operating leases.

Feltl and Company, Inc

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Subsequent Events

Subsequent events have been evaluated through February 24, 2020, which is the date the financial statements were available to be issued.

Note 2 Receivables from Brokers, Dealers and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

Note 3 Financial Instruments With Off-Balance Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event that a counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

The Company at times sells securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. Securities sold, not yet purchased, were $0 at December 31, 2019 and 2018.

Note 4 Concentration of Credit Risk

In the normal course of business, the Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. At times, the balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limits of $250,000. At December 31, 2019 and 2018, the Company exceeded the insured limits by approximately $177,000 and $35,000 respectively.

Note 5 Fixed Assets

Fixed assets consist of the following:

	2019	2018
Leasehold improvements	$ -	$ 22,763
Office equipment, furniture and fixtures	425,674	451,111
Computer equipment and software	244,773	244,773
Total	670,447	718,647
Accumulated depreciation	(663,460)	(677,834)
Net fixed assets	$ 6,987	$ 40,813

Depreciation of fixed assets charged to expense totaled $33,286 during 2019 and $54,785 during 2018.

Note 6 Leases

The Company leases office space and various items of equipment under noncancelable operating leases. One lease entered into includes one option to renew. The renewal terms can extend the lease term an additional three years. The exercise of lease renewal options is at the Company's sole discretion.

The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Note 6 Leases (continued)

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

Cash Paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	252,266
Weighted-average remaining lease term – operating leases	1 yr
Weighted-average discount rate – operating leases	5.00%

Maturities of lease liabilities are as follows as of December 31, 2019:

2020	$ 185,848
Total	$ 185,848

Note 7 Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was approximately $35,000 and $38,000 for 2019 and 2018, respectively.

Note 8 Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2019, the Company had regulatory capital of $2,339,173 which was $2,089,173 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1.

Note 9 Commitment and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceedings or litigation has an element of uncertainty, management of the Company believes that as of December 31, 2019, the outcome of any pending or threatened litigation will not have a material impact on the Company's financial condition or results or operations.

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held by the clearing broker. At December 31, 2019 and 2018, there were no customer margin credit lines that were in default.

The Company engages in underwriting activities and enters into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2019 and 2018, there were no outstanding firm commitments with customers.

Note 10 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring basis, as well as the classifications of the assets within the fair value hierarchy.

Securities owned – Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

		Recurring Fair Value Measurements Using		
	Assets Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2019				
Securities Owned:				
Equity securities	$ -	$ -	$ -	$ -
Certificates of deposit	500,063	-	500,063	-
Debt securities	217,838	-	217,838	-
Assets – Securities owned	$ 717,901	$ -	$ 717,901	$ -
2018				
Securities Owned:				
Equity securities	$ 236	$ 236	$ -	$ -
Certificates of deposit	624,129	-	624,129	-
Debt securities	1,022,260	-	1,022,260	-
Assets – Securities owned	$ 1,646,625	$ 236	$ 1,646,389	$ -

Note 11 Related-Party Transactions

The Company earns a management fee from a related party, Feltl Advisors, LLC. Fees are earned in exchange for providing office space and back office support. During 2019 and 2018, the Company recognized $202,076 and $296,779 in management fees, respectively, which are recorded in other revenue. From time to time, the Company may enter into subordinated borrowing with related parties. These transactions are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the net capital requirements, they may not be repaid. At December 31, 2019 and 2018, there were no subordinated borrowings outstanding. The Company's primary banking relationship and one cash account is maintained with a related party, a bank, which is under common ownership as the Company.

Note 12 Supplemental Cash Flow Information

Cash paid for interest was $3,254 in 2019 and $4,192 in 2018.

Note 13 Self-Funded Insurance

The Company insures its employees under a self-funded health care plan that provides medical benefits to employees and their dependents. This health care cost is expensed throughout the year based on estimated claims. The health care expense is based on actual claims paid, reinsurance premiums, administration fees, and unpaid claims at year-end. The Company has reinsurance to cover catastrophic individual claims over $40,000 and aggregate claims exceeding $74,572. Total health and dental care expense for 2019 and 2018 was $96,438 and $84,728, respectively.

Feltl and Company, Inc

ADDITIONAL INFORMATION

Feltl and Company, Inc

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Net capital:		
Total stockholders' equity	$	3,931,707
Deductions and/or charges:		
Nonallowable assets:		
Broker loans receivable, net		1,508,919
Prepaid expenses and other assets		61,777
Fixed assets, net		6,987
Total nonallowable assets		1,577,683
Net capital before haircuts on securities positions		2,354,027
Haircuts on securities		14,851
Net capital	$	2,339,173
Aggregate indebtedness:		
Items included in balance sheet:		
Liabilities	$	350,424
Less: operating lease liability		(185,848)
Total aggregate indebtedness	$	164,576
Computation of basic net capital requirement:		
Minimum net capital required, *greater of:*		
6.67% of aggregate indebtedness	$	10,977
Minimum dollar requirement		250,000
Net capital requirement	$	250,000
Excess Net Capital	$	2,089,173
Ratio: Aggregate indebtedness to net capital		0.07

There was no material difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019, Part IIA FOCUS filed in January 2020.

WIPFLi

Report of Independent Registered Public Accounting Firm

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Feltl and Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Feltl and Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k): (2)(ii) (exemption provisions) and (2) Feltl and Company, Inc. stated that Feltl and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Feltl and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Feltl and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 24, 2020

Feltl & Company's Exemption Report

Feltl & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

____

Feltl & Company

I, David Rigazio, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CFO

February 24, 2020

WIPFLi

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Feltl and Company, Inc and the SIPC, solely to assist you and SIPC in evaluating Feltl and Company, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Feltl and Company, Inc's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Feltl and Company, Inc., noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from Feltl and Company, Inc.'s supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Feltl and Company, Inc's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Feltl and Company, Inc and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 24, 2020